
11007779

ANNUAL REPORT

DECEMBER 31, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2011
WASH. D.C.
200
SECTION



MANHATTAN
BRIDGE CAPITAL

60 Cutter Mill Road, Suite 205
Great Neck, NY 11021
TEL: 516-444-3400 • FAX: 516-444-3404

NASDAQ:LOAN

Dear Valued Shareholders,

As the credit markets continue to slowly recover, Manhattan Bridge Capital Inc. has secured its position as a leading bridge loan provider to small real estate investors, particularly as a leader in this niche lending market in the five boroughs of NYC.

Continuing growth and increasing scale did not effect our strict underwriting discipline. We insist on selecting highly qualified personal guarantors and borrowers and then carefully value the properties.

We are strict in our documentations process which insures solid legal position in case of a problem.

As of this date, we have managed to avoid problems and collect all fees, interest payments and principle payments from borrowers without the need of legal procedure interventions.

We have managed to maintain a spotless portfolio and track record even during 2008, the most difficult financial year in recent times.

Doing so, has provided us with continuing growth and allowed us to achieve another successful year both in revenues and net earnings.

Our continued growth relies on our ability to leverage our portfolio. During 2010 going into 2011, we have executed a number of deals which have helped us accomplish that goal.

As we approach 2011, I'm optimistic that we will be able to continue the consistent growth pattern while maintaining our strict standards and immaculate performances.

I would like to express my deepest appreciation to the company's shareholders for their trust, patience and for their support during 2010.

I wish everyone a great 2011.

Sincerely,



Assaf Ran
CEO and Chairman of the Board of Directors
Manhattan Bridge Capital, Inc.

Business

General

The Company offers short-term, secured, non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in New York Metropolitan area.

Products and services

- ***Manhattan Bridge Capital, DAG Funding and MBC Funding.***

The Company offers short-term, secured, non–banking loans to real estate investors (also known as hard money) to fund their acquisition of properties located in New York Metropolitan area. The loans are principally secured by collateral consisting of real estate and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2010 and 2009 the total amounts of $6,141,593 and $7,204,229, respectively, have been lent, offset by collections received from borrowers, under the short-term commercial loans in the amount of $4,461,921 and $6,289,668, respectively. Loans ranging in size from $50,000 to $900,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral, when deemed necessary by management.

The Company generally grants loans for a term of one year. In certain situations the Company and its borrowers have mutually agreed to the extension of the loans as a result of the downturn in the economy and the real estate industry in the New York metropolitan area. Potential buyers of the real estate serving as collateral for the short-term loans may have difficulty securing financing due to restrictions imposed by financial institutions resulting from the recent mortgage crisis. In addition, the Company's borrowers may be having difficulty securing permanent financing. Prior to the Company granting an extension of any loan, it reevaluates the underlying collateral.

To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2010, the Company is committed to an additional $1,521,000 in construction loans that can be drawn by the borrower when certain conditions are met.

- ***DAG Interactive.***

On June 21, 2010 the board of directors of the Company decided to dissolve DAG Interactive. Upon dissolution, all of DAG Interactive's assets including, the rights to its proprietary software, were distributed to its shareholders in the same proportion as their percentage ownership in DAG Interactive.

Growth strategy

The immediate focus of our expansion plans is to increase the volume of our short-term, secured commercial loans to small businesses. As we gain experience in these operations we believe we will be able to do so. If we develop a successful track record in our lending operations, we will seek additional loans from a commercial bank which, if obtained, will enable us to maintain higher outstanding loan balances to our customers.

Sales and Marketing

The Company offers its loans primarily through the Company's officers and independent loan brokers. Leads have been generated through a limited amount of newspaper advertising and direct mail. A principal source of new transactions has been repeat business from prior customers and their referral of new business.

Government regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. In addition, we are subject to laws and regulations imposing various requirements and restrictions, which among other things establish maximum interest rates, finance charges and charges we can impose for credit and our right to repossess and sell collateral.

We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all of these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

As a commercial lender, we face intense competition in our business from numerous bank and non-bank providers of commercial loans. Our competitors include bank and institutional commercial lenders in the mortgage lending businesses, such as lending institutions and non-depository institutions that are able to offer the same products and services. Some of these companies are substantially larger and have more resources than we do. In addition, such larger competitors may have a larger customer base, operational efficiencies and more versatile technology platforms than we do. Competitors will continue to increase pressures on both us and other companies in our industry. Industry competitors have continuously solicited our customers with varied loan programs and interest rate strategies. Management believes the competition has put, and will continue to put pressure on our pricing.

We believe that we are able to compete effectively in our current markets. There can be no assurance, however, that our ability to market products and services successfully or to obtain adequate returns on our products and services will not be impacted by the nature of the competition that now exists or may later develop.

Website access to Company's reports and governance documents

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge on the Company's website at www.manhattanbridgecapital.com as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Copies of the Company's annual report are also available, on the Company's website. Charters of the Company's Audit Committee, Compensation Committee, and Nominating Committee, along with the Company's Code of Ethics, are available for viewing on the Company's website.

Intellectual property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the United States Patent and Trademark Office (USPTO) including the following marks relating to our current business:

Manhattan Bridge Capital
DAG Funding Solutions
Nextyellow
Let the business do the walking
Where the business does the walking
Where the business calls you

The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. These claims, if meritorious, could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

Employees

As of December 31, 2010, we employed a total of 3 people, including full-time and executive employees. We believe that our relationships with our employees and contractors are good. None of our employees are represented by a labor union.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

Overview

The Company offers short-term, secured, non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in the New York Metropolitan area. The loans are principally secured by collateral consisting of real estate and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2010 and 2009 the total amounts of $6,141,593 and $7,204,229, respectively, have been lent, offset by collections received from borrowers, under the short term commercial loans in the amount of $4,461,921 and $6,289,668, respectively. Loans ranging in size from $50,000 to $900,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees.

The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also used to assist the Company's officials in evaluating the worth of collateral.

The Company generally grants loans for a term of one year. In certain situations the Company and its borrowers have mutually agreed to the extension of the loans as a result of the downturn in the economy and the real estate industry in the New York metropolitan area. Prior to the Company granting an extension of any loan, it reevaluates the underlying collateral. At December 31, 2010, the Company's short-term loans include loans in the amount of $250,000, $813,000, and $3,045,200, originally due in 2008, 2009 and 2010, respectively. In all instances the borrowers are currently paying their interest and, generally, the Company receives a fee in connection with the extension of the loans. Accordingly, at December 31, 2010 and 2009, no loan impairments exist and there are no provisions for impairments of loans or recoveries thereof included in operations for the years then ended. Subsequent to the balance sheet date approximately $1,503,000 of the extended loans outstanding at December 31, 2010 are currently being negotiated for a further extension of the due date.

To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2010, the Company was committed to an additional $1,521,000 in construction loans that can be drawn by the borrower when certain conditions are met.

Critical Accounting Policies and Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). On July 1, 2009, the Financial Accounting Standards Board ("FASB") released the authoritative version of its new Accounting Standards Codification ("ASC") as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, ASC significantly changes the way in which the accounting literature is organized. In the fourth quarter of fiscal year 2009, the Company adopted ASC to reference GAAP accounting standards in its consolidated financial statements. The adoption of ASC did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market conditions. Actual amounts could differ from those estimates.

The Company recognizes revenues in accordance with ASC 605, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. ASC 605 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable, and (iv) collectability is reasonably assured.

Interest income from short term commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on short term commercial loans is amortized over the term of the respective note.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of long lived assets, including intangible assets and goodwill, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and Notes thereto which begin on page 9 of this Annual Report which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.

Results of operations

Years ended December 31, 2010 and 2009

Total revenue

Total revenue for the year ended December 31, 2010 was $1,210,000 compared to $1,039,000 for the year ended December 31, 2009 an increase of $171,000 or 16.5%. The increase in revenue represents an increase in lending operations. In 2010, $994,000 of the Company's revenue represents interest income on the short-term, secured, commercial loans that the Company offers to small businesses compared to $840,000 in 2009 and $216,000 represents origination fees on such loans compared to $199,000 in 2009. The loans are principally secured by collateral consisting of real estate and, generally, accompanied by personal guarantees from the principals of the businesses.

Interest expense on lines of credit used

Interest expense on lines of credit used for the year ended December 31, 2010 was $29,000 compared to $0 for the year ended December 31, 2009. The increase in interest expense is due to use of the two lines of credit we established (See note 6 to the financial statements) in order to increase our ability to make loans.

Referral fees

Referral fees for the year ended December 31, 2010 was $12,000 compared to $0 for the year ended December 31, 2009. The referral fees represent fees paid on such loans which amortize over the life of the loan.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2010 were $783,000 compared to $673,000 for the year ended December 31, 2009, an increase of $110,000 or 16.3%. This increase is primarily attributable to an increase in payroll expenses of approximately $88,000 (See also note 13 to the financial statements) and an increase of $20,000 in legal expenses.

Other income

For the year ended December 31, 2010, we had other income of approximately $156,000 consisting of realized gains on marketable securities that were previously marked down of approximately $151,000, and dividend and interest income of $5,000. For the year ended December 31, 2009, we had other income of approximately $44,000, consisting mainly of dividend and interest income of approximately $24,000, settlement income of $15,000 with the former CEO of Shopila Corp, and realized income on the sale of marketable securities of approximately $5,000.

Income from operations before income tax expense

Income from operations before provision for income tax for the year ended December 31, 2010 was $542,000 compared to $410,000 for the year ended December 31, 2009. This increase is primarily attributable to an increase in revenue and an increase in other income, offset by an increase in operating costs and expenses.

Income tax expense

In the year ended December 31, 2010 we had income tax expense (including interest and penalties) of approximately $223,000 and for the year ended December 31, 2009 we had income tax expense of approximately $174,000.

Liquidity and Capital Resources

At December 31, 2010, we had cash and cash equivalents of $386,000 and working capital of $8,034,000 compared to cash and cash equivalents and marketable securities of $1,112,000 and working capital of $7,332,000 at December 31, 2009. The decrease in cash and cash equivalents and marketable securities primarily reflects the making of short term commercial loans in the total amount of approximately $6,142,000, offset by collections received from borrowers in the amount approximately $4,462,000, proceeds from the sale of the Company's remaining marketable securities of $432,000, the use of our bank line of credit in the amount of $300,000 and our issuance of senior secured notes in the amount of $500,000. The increase in working capital is primarily attributable to the issuance of senior secured notes in the amount of $500,000, net income of approximately $319,000, offset by deferred financing costs of $97,500.

For the year ended December 31, 2010 net cash provided by operating activities was $224,000 compared to $486,000 for the year ended December 31, 2009. The decrease in net cash provided by operating activities primarily results from an increase in the realized gain on marketable securities that were previously marked down in the amount of $141,000, an increase in taxes paid during the year ended December 31, 2010, a decrease in the change of deferred origination fees and a decrease in collection of interest receivable on short term commercial loans due to increase in loans made, offset by an increase in net income of $84,000.

For the year ended December 31, 2010 net cash used in investing activities was $1,248,000, compared to $661,000 for the year ended December 31, 2009, Net cash used in investing activities for the year ended December 31, 2010,consisted primarily of the issuance of our short term commercial loans in the amount of approximately $6,142,000, offset by collection of these loans in the amount of approximately $4,462,000 and the proceeds from the sale of marketable securities in the amount of $432,000.

For the year ended December 31, 2010 net cash provided by financing activities was $703,000, compared to net cash used in financing activities of $1,000 for the year ended December 31, 2009. Net cash provided by financing activities for the year ended December 31, 2010 reflects the use of our line of credit in the amount of $300,000 and issuance of our senior secured notes in the amount of $500,000, offset by deferred financing costs on the issuance of the senior secured notes in the amount of $97,500.

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million, which has increased our ability to pay operating expenses. Our credit facilities are limited. As of December 31, 2010, our funds were invested in money market funds, and short term commercial loans.

Contractual Obligations

Contractual Obligations	Total	Less than Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt Obligations	$---	$---	$---	$---	$---
Operating Lease Obligations	35,029	35,029	---	---	---
Total	$35,029	$35,029	$---	$---	$---

We anticipate that our current cash balances together with our cash flows from operations will be sufficient to fund the operations for the next 12 months.

Recent Technical Accounting Pronouncements

In June 2009, the FASB issued "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles" under ASC 105. ASC 105 establishes the FASB Standards Accounting Codification as the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The adoption of this new standard did not have a material effect on the Company's disclosures of the consolidated financial statements.

In August 2009, the FASB issued an update to ASC 820. This Accounting Standards Update ("ASU") No. 2009-5, Measuring Liabilities at Fair Value ("ASU 2009-5") amends the provisions in ASC 820 related to the fair value measurement of liabilities and clarifies for circumstances in which a quoted price in an active market for the identical liability is not available. ASU 2009-5 is intended to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. ASU 2009-5 was effective for the Company in the first quarter of fiscal year 2010. ASU 2009-5 concerns disclosure only. The adoption of ASU 2009-5 did not have a material effect on the Company's consolidated financial statements.

In December 2009, the FASB issued Accounting Standards Update ("ASU") 2009-17, which codifies SFAS No. 167, Amendments to FASB Interpretation No. 46(R) issued in June 2009. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. The adoption of ASU 2009-17 did not have a material effect on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-6, Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant ransfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. Currently, the Company believes that the adoption of ASU 2010-6 will not have a material effect on its consolidated financial statements.

In February 2010, FASB issued ASU 2010-9, as an amendment to ASC 855. This update eliminates the requirement to provide a specific date through which subsequent events were evaluated. This update was issued to alleviate potential conflicts between ASC855 and SEC reporting requirements. The update was effective upon issuance and has no impact on the Company's consolidated financial statements.

In July 2010, FASB issued ASU 2010-20, entitled "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," which is effective for public entities interim and annual financial statements ending after December 15, 2010. The objective of this amended guidance is for an entity to provide disclosures that facilitate financial statement users' evaluation of; the nature of credit risk inherent in the entities portfolio of financing receivables; how risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes and reasons for those changes in the allowance for credit losses. Existing guidance has been amended to provide enhanced disaggregated disclosures in situations involving impairments or troubled loan restructurings, with the guidance for trouble debt restructuring disclosures delayed pursuant to ASU 2011-01. Company disclosures herein are based on the Company's adoption of ASU 2010-20, and providing disclosures there under that apply to its short term loan portfolio in the current circumstances.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Those statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) the successful integration of new businesses that we may acquire; (ii) the success of new operations which we have commenced and of our new business strategy; (iii) our limited operating history in our new business; (iv) potential fluctuations in our quarterly operating results; and (v) challenges facing us relating to our growth. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 and 2009

	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 386,023	$ 707,449
Investment in marketable securities	---	404,268
Total cash and cash equivalents and investment in marketable securities at fair value	386,023	1,111,717
Short term loans	8,156,293	6,476,621
Interest receivable on short term loans	91,593	60,207
Other current assets	13,427	26,568
Total current assets	8,647,336	7,675,113
Property and equipment, net	2,425	5,458
Security deposit	17,515	17,515
Investment in privately held company, at cost	100,000	100,000
Diferref financing costs	109,183	---
Total assets	$ 8,876,459	$ 7,798,086
Liabilities and Shareholders' Equity		
Current liabilities:		
Line of credit	$ 300,000	$ ---
Accounts payable and accrued expenses	56,405	77,768
Deferred origination fees	76,428	102,751
Income taxes payable	180,513	162,182
Total current liabilities	613,346	342,701
Long term liabilities:		
Senior secured notes	500,000	---
Total liabilities	1,113,346	342,701
Commitments and contingencies		
Shareholders' equity:		
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	---	---
Common shares - $.001 par value; 25,000,000 authorized; 3,405,190 issued; 3,324,459 outstanding at December 31, 2010 and 2009	3,405	3,405
Additional paid-in capital	9,588,849	9,476,762
Treasury stock, at cost- 80,731 common shares at December 31, 2010 and 2009	(241,400)	(241,400)
Accumulated other comprehensive income	---	123,823
Accumulated deficit	(1,587,741)	(1,907,205)
Total shareholders' equity	7,763,113	7,455,385
Total liabilities and shareholders' equity	$ 8,876,459	$ 7,798,086

The accompanying notes are an integral part of these consolidated financial statements

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Interest income from short term loans	$ 993,601	$ 839,802
Origination fees	216,058	199,023
Total Revenue	1,209,659	1,038,825
Operating costs and expenses:		
Interest expense on lines of credit used	28,527	---
Referral fees	11,981	---
General and administrative expenses	783,231	673,221
Total operating costs and expenses	823,739	673,221
Income from operations	385,920	365,604
Interest and dividend income	4,972	24,210
Realized net loss on marketable securities	---	(5,940)
Realized gain on marketable securities that were previously marked down	151,419	10,653
Other income	---	15,000
Total other income	156,391	43,923
Income from operations before income tax expense	542,311	409,527
Income tax expense	(222,847)	(173,780)
Net income	$ 319,464	$ 235,747
Basic and diluted net income per common share		
-- Basic	$ 0.10	$ 0.07
-- Diluted	$ 0.09	$ 0.07
Weighted average number of common shares outstanding		
-- Basic	3,324,459	3,325,566
-- Diluted	3,372,289	3,330,315

The accompanying notes are an integral part of these consolidated financial statements

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Totals
	Shares	Amount		Shares	Cost			
Balance, January 1, 2009	**3,405,190**	**$3,405**	**$9,399,861**	**79,430**	**$(239,944)**	**$(30,088)**	**$(2,142,952)**	**$6,990,282**
Non cash compensation			76,901					76,901
Treasury Shares				1,301	(1,456)			(1,456)
Unrealized gain on preferred stocks and other marketable securities						153,911		153,911
Net income for the year ended December 31, 2009							235,747	235,747
Total comprehensive income								389,658
Balance, December 31, 2009	**3,405,190**	**3,405**	**9,476,762**	**80,731**	**(241,400)**	**123,823**	**(1,907,205)**	**7,455,385**
Non cash compensation			72,443					72,443
Warrants granted			11,683					11,683
Forgiveness of debt			27,961					27,961
Effect of sale of remaining marketable securities						(123,823)		(123,823)
Net income for the year ended December 31, 2010							319,464	319,464
Total comprehensive income								195,641
Balance, December 31, 2010	**3,405,190**	**$3,405**	**$9,588,849**	**80,731**	**$(241,400)**	**$----**	**$(1,587,741)**	**$7,763,113**

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 319,464	$235,747
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation	3,033	3.963
Non cash compensation expense	72,443	76,901
Realized gain on marketable securities that were previously marked down	(151,419)	(10,653)
Realized loss on sale of marketable securities, net	---	5,940
Changes in operating assets and liabilities:		
Interest receivable on short term commercial loans	(31,386)	19,467
Other current assets	13,141	(17,755)
Accounts payable and accrued expenses	6,598	(52,607)
Deferred origination fees	(26,323)	49,645
Due from purchasers	---	23,881
Income taxes payable	18,331	151,078
Net cash provided by operating activities	223,882	485,607
Cash flows from investing activities:		
Proceeds from sale of marketable securities	431,864	253,563
Short term commercial loans made	(6,141,593)	(7,204,229)
Collections received from short term commercial loans	4,461,921	6,289,668
Net cash used in investing activities	(1,247,808)	(660,998)
Cash flows from financing activities:		
Purchase of treasury stock	---	(1,456)
Credit line used, net	300,000	---
Proceeds from issuance of senior secured notes	500,000	---
Deferred financing costs on senior secured notes	(97,500)	---
Net cash provided by (used in) financing activities	702,500	(1,456)
Net decrease in cash and cash equivalents	(321,426)	(176,847)
Cash and cash equivalents, beginning of year	707,449	884,296
Cash and cash equivalents, end of year	$ 386,023	$ 707,449
Supplemental Cash Flow Information:		
Taxes paid during the year	$ 203,669	$ 30,753
Interest paid during the year	$ 28,527	$ 1,234
Non-cash investing and financing activities:		
Forgiveness of debt by related party	$ 27,961	---
Warrants issued in connection with issuance of senior secured notes	$ 11,683	---

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1. The Company

Manhattan Bridge Capital, Inc. ("MBC") and its wholly-owned subsidiaries DAG Funding Solutions, Inc. and MBC Funding I, Inc. (collectively the "Company"), offer short-term, secured, non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in the New York Metropolitan area.

On June 21, 2010 the board of directors of the Company decided to dissolve DAG Interactive, Inc. ("DAG Interactive"), its 80% owned subsidiary. (See note 12).

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Manhattan Bridge Capital, Inc., its wholly-owned subsidiary DAG Funding Solutions, Inc.("DAG Funding"), its wholly-owned subsidiary MBC Funding I, Inc. ("MBC Funding") and its 80% owned subsidiary, DAG Interactive, which was dissolved in June 2010. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). On July 1, 2009, the Financial Accounting Standards Board ("FASB") released the authoritative version of its new Accounting Standards Codification ("ASC") as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, ASC significantly changes the way in which the accounting literature is organized. In the fourth quarter of fiscal year 2009, the Company adopted ASC to reference GAAP accounting standards in its consolidated financial statements. The adoption of ASC did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are reported at fair value and are classified as available-for-sale. Unrealized gains and losses from those securities are reported as a separate component of shareholders' equity, net of the related tax effect. Realized gains and losses are determined on a specific identification basis. Additionally, the Company assesses whether an other-than-temporary impairment loss on the investments has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary, if any, are recorded as charges in the Consolidated Statements of Operations.

The Company did not record an impairment loss on marketable securities for the years ended December 31, 2009. As of December 31, 2010, the Company had sold all of its marketable securities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains its cash and cash equivalents with one major financial institution. Accounts at the financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Credit risks associated with short term commercial loans the Company makes to small businesses and related interest receivable are described in Note 4 entitled Short Term Commercial Loans.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets, ranging from three to five years.

Impairment of long- lived assets

The Company continually monitors events or changes in circumstances that could indicate carrying amounts of long lived assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. There was no impairment to the carrying value of property and equipment during the years ended December 31, 2010 or 2009.

Income Taxes

The Company accounts for income taxes under the provisions of FASB ASC 740, "Income Taxes". Under the provisions of FASB ASC 740, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company follows ASC 740 rules governing tax positions which provides guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognization, classification and disclosure of these uncertain tax positions.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 605, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. ASC 605 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable, and (iv) collectability is reasonably assured.

Interest income from short term commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on short term commercial loans is amortized over the term of the respective note.

Deferred Financing Costs

Costs incurred in connection with the Company's senior secured notes, as discussed in Note 7, are being amortized over the term of the notes using the straight-line method.

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with ASC 260 "Earnings Per Share". Under ASC 260, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

The numerator in calculating both basic and diluted income per common share for each year is the reported net income. The denominator is based on the following weighted average number of common shares:

	Years ended December 31,	
	2010	2009
Basic weighted average common shares outstanding	3,324,459	3,325,566
Incremental shares for assumed exercise of options	47,830	4,749
Diluted weighted average common shares outstanding	3,372,289	3,330,315

486,837 and 571,584 vested options were not included in the diluted earnings per share calculation for the years ended December 31, 2010 and 2009, respectively, as their effect would have been anti-dilutive.

Stock-Based Compensation

The Company measures and recognizes compensation awards for all stock option grants made to employees and directors, based on their fair value in accordance with ASC 718 "Compensation- Stock Compensation", which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. The cost will be recognized over the service period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50, "Equity Based Payment to Non-Employees". All transactions with non-employees, in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more appropriately measurable.

Fair Value of Financial Instruments

For cash and cash equivalents the line of credit and account payable, as well as short term interest bearing commercial loans held by the Company, the carrying amount approximates fair value due to the short-term nature of such instruments. The senior secured notes approximate fair value due to the relative short term of the notes and the prevailing interest rate.

Other Comprehensive Loss

Other comprehensive income consists of the Company's net income and net unrealized income (losses) on marketable securities. The Company's comprehensive income for the years ended December 31, 2010 and 2009 amounted to $195,641 and $389,658, respectively.

Recent Accounting Pronouncements

In June 2009, the FASB issued "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles" under ASC 105. ASC 105 establishes the FASB Standards Accounting Codification as the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The adoption of this new standard did not have a material effect on the Company's disclosures of the consolidated financial statements.

In August 2009, the FASB issued an update to ASC 820. This Accounting Standards Update ("ASU") No. 2009-5, Measuring Liabilities at Fair Value ("ASU 2009-5") amends the provisions in ASC 820 related to the fair value measurement of liabilities and clarifies for circumstances in which a quoted price in an active market for the identical liability is not available. ASU 2009-5 is intended to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. ASU 2009-5 was effective for the Company in the first quarter of fiscal year 2010. ASU 2009-5 concerns disclosure only. The adoption of ASU 2009-5 did not have a material effect on the Company's consolidated financial statements.

In December 2009, the FASB issued Accounting Standards Update ("ASU") 2009-17, which codifies SFAS No. 167, Amendments to FASB Interpretation No. 46(R) issued in June 2009. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. The adoption of ASU 2009-17 did not have a material effect on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-6, Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. Currently, the Company believes that the adoption of ASU 2010-6 will not have a material effect on its consolidated financial statements.

In February 2010, FASB issued ASU 2010-9, as an amendment to ASC 855. This update eliminates the requirement to provide a specific date through which subsequent events were evaluated. This update was issued to alleviate potential conflicts between ASC855 and SEC reporting requirements. The update was effective upon issuance and has no impact on the Company's consolidated financial statements.

In July 2010, FASB issued ASU 2010-20, entitled "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," which is effective for public entities interim and annual financial statements ending after December 15, 2010. The objective of this amended guidance is for an entity to provide disclosures that facilitate financial statement users' evaluation of; the nature of credit risk inherent in the entities portfolio of financing receivables; how risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes and reasons for those changes in the allowance for credit losses. Existing guidance has been amended to provide enhanced disaggregated disclosures in situations involving impairments or troubled loan restructurings, with the guidance for trouble debt restructuring disclosures delayed pursuant to ASU 2011-01. Company disclosures herein are based on the Company's adoption of ASU 2010-20, and providing disclosures there under that apply to its short term loan portfolio in the current circumstances.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

3. Marketable Securities

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets.

Level 2—Observable inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash equivalents and investment instruments are classified within Level 1 or Level 2 of the fair value hierarchy. The Company's Level 1 investments are valued using quoted market prices in active markets. The Company's Level 2 investments are valued using broker or dealer quotations for similar assets and liabilities. As of December 31, 2010 and 2009 the Company's Level 1 investments consisted of cash, money market accounts and marketable securities in the amount of approximately $386,000 and $1,112,000, respectively, and were recorded as cash and cash equivalents and marketable securities in the Company's consolidated balance sheets.

As of December 31, 2009 the Company's marketable securities consist of the following:

As of 12/31/2009	Fair Value	Cost	Holding Gains
Investment in Marketable Securities	$404,268	$280,445	$123,823

4. Short Term Commercial Loans

The Company offer short-term secured non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in New York Metropolitan area. The loans are principally secured by collateral consisting of real estate and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. The short term loans are initially recorded, and carried thereafter, in the financial statements at cost. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2010 and 2009 the total amounts of $6,141,593 and $7,204,229, respectively, have been lent, offset by collections received from borrowers, under the short term commercial loans in the amount of $4,461,921 and $6,289,668, respectively. Loans ranging in size from $50,000 to $900,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also used to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

Some of the loans in the Company's portfolio at December 31, 2010, were jointly funded by the Company and unrelated entities during the year ended December 31, 2010, for aggregate loans of $1,980,000. The accompanying balance sheet includes the Company's portion of the loan in the amount of $1,000,000.

At December 31, 2010, the Company was committed to an additional $1,521,000 in construction loans that can be drawn by the borrower when certain conditions are met.

At December 31, 2009, approximately $671,000 of the loans outstanding is due from one entity, which represents more than 10% of the total balance of the loans outstanding. At December 31, 2010, no one entity has loans outstanding representing more than 10% of the total balance of the loans outstanding

At December 31, 2010, approximately $885,000 of the loans outstanding are due from three different entities that are all owned by the same individual, which represents more than 10% of the total balance of the loans outstanding.

At December 31, 2009, one individual has a fifty percent interest in each of four of the Company's outstanding loans in the aggregate amount of $1,245,000.

The Company generally grants loans for a term of one year. In certain situations the Company and its borrowers have mutually agreed to the extension of the loans as a result of the downturn in the economy and the real estate industry in the New York metropolitan area. Potential buyers of the real estate serving as collateral for the short-term loans may have difficulty securing financing due to restrictions imposed by financial institutions resulting from the recent mortgage crisis. In addition, the Company's borrowers may be having difficulty securing permanent financing. Prior to the Company granting an extension of any loan, it reevaluates the underlying collateral. At December 31, 2010, the Company's short-term loans include loans in the amount of $250,000, $813,000, and $3,045,200, originally due in 2008, 2009 and 2010, respectively. In all instances the borrowers are currently paying their interest and, generally, the Company receives a fee in connection with the extension of the loans. Accordingly, at December 31, 2010 and 2009, no loan impairments exist and there are no provisions for impairments of loans or recoveries thereof included in operations for the years then ended. Subsequent to the balance sheet date approximately $1,503,000 of the extended loans outstanding at December 31, 2010 are currently being negotiated for a further extension of the due date.

Credit risk profile based on loan activity as of December 31, 2010:

	Developers-Residential	Developers-Commercial	Developers Mixed Used	Total outstanding loans
Performing loans	$ 7,361,293	$ 495,000	$ 300,000	$ 8,156,293

5. Property and Equipment

Property and equipment, at cost, consist of the following:

	December 31	
	2010	**2009**
Office equipment	$ 20,744	$ 20,744
Less: Accumulated depreciation	(18,319)	(15,286)
Property and equipment, net	$ 2,425	$ 5,458

Depreciation expense was $3,033 and $3,963 for the years ended December 31, 2010 and 2009, respectively.

6. Lines of Credit

The Company established a line of credit with Smith Barney. The line of credit provided for maximum borrowings in the amount of up to 50% of the value of the Company's marketable securities held by Smith Barney. This line bears interest at the prime rate minus .75%. During the year 2009 the Company used approximately $157,000 from its line, which was paid during the fourth quarter of 2009.

In addition, in 2009 the Company established a secured line of credit with Valley National Bank. The line of credit provides for maximum borrowings in the amount of up to $300,000, which may be prepaid by the Company at any time without penalty. The line requires monthly payments of interest only at the rate of 9%, per annum, with borrowings still outstanding due in October, 2012. Pursuant to a security agreement, the line of credit is secured by the Company's short term loans. During the year 2009 the Company used approximately $262,000 from this line which was paid by the end of 2009. As of December 31, 2010, $300,000 is outstanding under this line.

7. Senior secured notes

On December 28, 2010, MBC Funding completed a $500,000 private placement of three-year 6.63% senior secured notes. In connection therewith, MBC assigned approximately $750,000 of its short-term loans to MBC Funding to use as collateral for the notes. Pursuant to the agreement, MBC has also guaranteed the repayment of the notes. The notes require quarterly payments of interest only through the expiration date in December, 2013, at which time the notes become due. The private placement was the initial tranche of a $5,000,000 offering due to expire on March 31, 2011, which is no longer being marketed by the underwriter (Paulson).

Financing costs incurred in connection with the agreement totaled $109,183, including five year warrants (the "warrants") to purchase 20,000 shares of the Company's Common Stock issued to the underwriter at $2.50 per share, which were valued at $11,683.

8. Income Taxes

Income tax expense (benefit) consists of the following:

	2010	**2009**
Current Taxes:		
Federal	$ 176,205	$ 131,300
State	46,642	42,480
	222,847	173,780
Deferred taxes:		
Federal	---	---
State	---	---
	---	---
Income tax expense	$ 222,847	$ 173,780

Deferred tax assets consist of the following:

	2010	2009
Deferred tax assets:		
Unrealized loss on marketable securities (*)	$ ---	$ 122,009
Realized losses on marketable securities (*)	160,822	48,186
Compensation expenses	31,150	34,605
Deferred tax assets	191,972	204,800
Less: valuation allowance	$ (191,972)	$ (204,800)
	---	---

(*) Unrealized losses on marketable securities are not deductible for federal and state income tax purposes unless the underlying security giving rise to the loss is actually sold or has no market, at which time the resulting loss is only deductible to the extent of capital gains, if any.

The income tax expense (benefit) differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year Ended December 31,	**2010**	**2009**
Federal Statutory Rate	34%	34%
State income taxes (benefit), net of federal tax effect	10%	11%
Valuation allowance	---	---
State and local franchise taxes	---	---
Other	(3%)	(3%)
Income tax expense (benefit)	41%	42%

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authorities. Tax positions not deemed to meet the more likely than not threshold are recorded as tax benefits or expenses in the current year. Management has analyzed the Company's tax positions taken on Federal, state and local tax returns for all open tax years, and has concluded that no provision for Federal income tax is required in the Company's financial statements. The Company reports interest and penalties as income tax expense, which amounted to approximately $22,000 and $4,000 for the years ended December 31, 2010 and 2009, respectively.

The Company is no longer subject to U.S. federal and state and local income tax examinations by tax authorities for years prior to 2006, as these tax years are closed.

9. Simple IRA Plan

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable executives. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible executives to participate. It is a "Matching Contribution" plan under which eligible executives may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $10,500), with the Company matching on a dollar-for-dollar basis up to 3% of the executives' compensation (with a cap of $10,500). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For the years ended December 31, 2010 and 2009 the Company contributed $5,019 and $2,748, respectively, as matching contributions to the IRA Plan.

10. Stock Option Plan

On June 23, 2009 the Company adopted the 2009 Stock Option Plan (the "Plan") and replaced the 1999 Stock Option Plan as amended (the "Prior Plan"), which expired in May of 2009. Options granted under the Prior Plan remain outstanding until expired, exercised or cancelled.

The purpose of the Plan is to align the interests of officers, other key employees, consultants and non-employee directors of the Company and its subsidiaries with those of the stockholders of the Company, to afford an incentive to such officers, employees, consultants and directors to continue as such, to increase their efforts on behalf of the Company and to promote the success of the Company's business. The availability of additional shares will enhance the Company's ability to achieve these goals. The basis of participation in the Plan is upon discretionary grants of the Board. The Board may at any time, and from time to time, suspend or terminate the Plan in whole or in part or amend it from time to time.

The maximum number of Common Shares reserved for the grant of awards under the Plan is 350,000, subject to adjustment as provided in Section 9 of the Plan. As of December 31, 2010, 126,000 options were granted and 224,000 are available for grant under the 2009 stock option plan.

The exercise price of options granted under the Company's stock option plan may not be less than the fair market value on the date of grant. Stock options under our stock option plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under our stock option plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then 7,000 upon each additional year in office. Generally, options outstanding vest over periods not exceeding four years and are exercisable for up to five years from the grant date.

Share based compensation expense recognized under ASC 718 for the years ended December 31, 2010 and 2009 were $72,443 and 76,901, respectively.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2010 and 2009, respectively: (1) expected life of 5 years; (2) No annual dividend yield; (3) expected volatility 62% to 73%; (4) risk free interest rate of 1.5% to 5.1%.

The following summarizes stock option activity for the years ended December 31, 2010 and 2009:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2009	615,000	$ 2.51	2.29	$ 741,474
Granted in 2009	175,000	0.77		
Exercised in 2009	---	---		
Forfeited in 2009	(91,000)	4.04		
Outstanding at December 31, 2009	699,000	$ 1.87	2.30	$ 624,353
Granted in 2010	98,000	1.40		
Exercised in 2010	---	---		
Forfeited in 2010	(166,000)	3.35		
Outstanding at December 31, 2010	631,000	$ 1.41	2.21	$ 469,352
Vested and exercisable at December 31, 2009	576,333	$ 2.10	1.94	$ 576,413
Vested and exercisable at December 31, 2010	534,666	$ 1.47	1.94	$ 415,655

The weighted-average fair value of each option granted during the year ended December 31, 2010 and 2009, estimated as of the grant date using the Black-Scholes option-pricing model, was $0.78 per option and $0.37 per option, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2010 and 2009, and changes during the years then ended is as presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Nonvested shares at January 1, 2009	79,000	$ 1.25	3.87
Granted	175,000	0.77	4.29
Vested	(131,333)	1.01	3.72
Nonvested shares at December 31, 2009	122,667	$ 0.82	3.98
Granted	98,000	1.40	4.32
Vested	(124,333)	1.07	3.48
Nonvested shares at December 31, 2010	96,334	$ 1.09	3.69

The following table summarizes information about stock options outstanding at December 31, 2010:

	Stock Option Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Shares	Weighted Average Exercise Price
$ 0.50- $ 1.00	201,000	$0.78	3.18	152,333	$ 0.79
$ 1.01- $ 2.00	285,000	1.43	2.51	237,333	1.43
$ 2.01- $ 3.00	145,000	2.25	0.25	145,000	2.25
	631,000	$ 1.41	2.21	534,666	$ 1.47

In connection with the Company's private placement of senior secured notes the Company issued to Paulson 20,000 warrants. The warrants are convertible into the same number of common shares at an exercise price of $2.50 per warrant. The warrants are exercisable over a five-year period beginning December 28, 2010.

11. Shareholders' Equity

In October 2009, the Board of Directors of the Company authorized a stock repurchase program. The program authorized the Company to purchase up to 100,000 common shares of the Company within the next year. As of December 31, 2010 and 2009, the Company has purchased 1,301 common shares, from this repurchase program, at an aggregate cost of approximately $1,400.

12. Forgiveness of Debt

On June 21, 2010 the board of directors of the Company decided to dissolve DAG Interactive. In connection with the dissolution, the Company recorded forgiveness of debt, for accounts payable due to a related party, in the amount of $27,961 as an additional paid-in capital.

13. Commitments and Contingencies

Operating Leases

On June 12, 2006, we entered into a new Lease Agreement dated as of June 9, 2006 (the "Agreement"). In accordance with the Agreement, we are leasing the Premises for a term of 5 years commencing July 1, 2006 and ending on June 30, 2011. At December 31, 2010, approximate future minimum rental and utilities payments under these commitments are as follows:

2011	35,000
Total	$ 35,000

Rent expense was approximately $64,000 and $62,000 in 2010 and 2009, respectively.

Employment Agreements

In March 1999, the Company entered into an employment agreement with Assaf Ran, its president and chief executive officer. Mr. Ran's employment term initially renews automatically for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran will receive an annual base salary of $75,000, annual bonuses as determined by the compensation committee of the Board of Directors in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company. Under the agreement, Mr. Ran has also agreed to a one-year non-competition period following the termination of his employment. As of March 2003 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 13, 2008 the compensation committee approved Mr. Ran's reduction of his annual salary by 75% to $56,000 for an additional one year or until the Company has more significant operations (as defined by the Committee). On March 18, 2009 the compensation committee approved Mr. Ran's continuing the reduction of his annual salary to $100,000 for one year or until the Company has more significant operations (as defined by the Committee). On June 21, 2010 the board restored Mr. Ran's salary to the level of $225,000 per year.

Mr. Ran's annual base compensation was $167,000 and $92,000 during the years 2010 and 2009, respectively, and a bonus of $65,000 for each of the years 2010 and 2009 which was approved by the Compensation committee of the Board of Directors.

14. Related Parties Transactions

DAG Interactive Inc, our former subsidiary, was held 20% by Ocean-7. Mark Alhadeff is the main shareholder of Ocean-7 and effective December of 2005 is a member of our board of directors.

Accounts payable and accrued expenses at December 31, 2009 include approximately $30,000 due to Ocean-7. On June 21, 2010, the board of directors of the Company decided to dissolve DAG Interactive, Inc and, in connection therewith, recorded forgiveness of debt for the amount due to Ocean-7 (see Note 12).

On April 2010 Mr. Ran our CEO made a loan to the Company in the amount of $150,000 for one week bearing interest of 12%. During the year of 2010 interest expense on such loan was $400.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Manhattan Bridge Capital, Inc.

We have audited the accompanying consolidated balance sheets of Manhattan Bridge Capital, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manhattan Bridge Capital, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

New York, New York
March 16, 2011

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Vanessa Kao
Chief Financial Officer, Vice President, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran
Chief Executive Officer and President
Manhattan Bridge Capital, Inc.

Michael J. Jackson (1) (2)
Chief Financial Officer and Executive Vice President
iCrossing Inc.

Phillip Michals (1) (2)
Head of Business Development
Aegis Capital Corp.

Eran Goldshmid (1) (2)
President
New York Diamond Center

Mark Alhadef
President
Ocean-7 Development, Inc.

Lyron Bentovim (2)
Chief Financial Officer and Chief Operating Officer
Sunrise Telecom, Inc.

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
6201 15 Avenue
Brooklyn, NY 11219
Phone: 718-921-8263

ANNUAL MEETING

The Annual Meeting of Stockholders will take place at 9:00 a.m. local time, on Friday, September 9, 2011, at the offices of Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, Suite 1401, New York, NY 10022

COUNSEL

Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, NY 10022

INDEPENDENT PUBLIC ACCOUNTANTS

Hoberman, Miller, Goldstein & Lesser, P.C.
226 West 26th Street,
New York, NY 10001

OTHER INFORMATION

A copy of the Company's annual report on Form 10-K, as amended, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

Manhattan Bridge Capital Inc.
Investor Relations Department
60 Cutter Mill Road, Suite 205
Great Neck, NY 11021
(516) 444-3400
or at www.manhattanbridgecapital.com

Additional information can be received by contacting our investor relations department at the telephone number above.

STOCK MARKET INFORMATION

Manhattan Bridge Capital Inc. is traded on the NASDAQ Capital Market under the symbol LOAN.

The high and low sales prices for our common stock as reported by the NASDAQ Capital Market for the quarterly periods during 2010 and 2009 were as follows:

2009	High	Low
First Quarter	$0.79	$0.55
Second Quarter	$1.09	$0.54
Third Quarter	$1.05	$0.8
Fourth Quarter	$1.22	$0.95
2010		
First Quarter	$1.56	$1.00
Second Quarter	$1.39	$1.10
Third Quarter	$1.70	$1.26
Fourth Quarter	$1.56	$1.23
2011		
First Quarter	$1.8	$1.26
Second Quarter	$1.85	$1.3

(b) Holders

As of July 25, 2011, the approximate number of record holders of our Common Stock was 16. The number of holders does not include individuals or entities who beneficially own shares but whose shares, which are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder. American Stock Transfer & Trust Company serves as transfer agent for our shares of common stock.

(c) Dividends

In 2010 and 2009, we did not declare a dividend.



MANHATTAN
BRIDGE CAPITAL
60 Cutter Mill Road, Suite 205
Great Neck, NY 11021
TEL: 516-444-3400
FAX: 516-444-3404
www.manhattanbridgecapital.com